Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(Dollar amounts in thousands)

	Sept. 24, 2006(1)	Sept. 30, 2007(1)	Sept. 28, 2008(1)	Sept. 27, 2009(1)	Sept. 26, 2010(1)	Mar. 28, 2010(2)	Mar. 27, 2011(2)
Earnings:
Income before income taxes	$44,011	$82,674	$66,630	$54,250	$41,171	$12,678	$14,688
Amortization of capitalized interest	219	226	469	849	843	422	414
Interest	58,476	67,849	65,531	65,572	65,330	32,964	28,826
Less interest capitalized during the period	(4,276)	(9,806)	(11,261)	(522)	(16)	(16)	(88)
Net amortization of debt discount and premium and issuance expense	3,038	5,496	3,193	3,202	3,202	1,614	4,872
Interest portion of rental expense	23,681	21,762	23,021	25,319	26,891	13,526	13,553

Earnings as adjusted	$125,149	$168,201	$147,583	$148,670	$137,421	$61,188	$62,265

Fixed charges:
Interest	$58,476	$67,849	$65,531	$65,572	$65,330	$32,964	$28,826
Net amortization of debt discount and premium and issuance expense	3,038	5,496	3,193	3,202	3,202	1,614	4,872
Interest portion of rental expense	23,681	21,762	23,021	25,319	26,891	13,526	13,553

Fixed charges	$85,195	$95,107	$91,745	$94,093	$95,423	$48,104	$47,251

Ratio of Earnings to Fixed Charges	1.47	1.77	1.61	1.58	1.44	1.27	1.32

(1)	Fiscal years 2006, 2008, 2009 and 2010 were 52-week years while fiscal 2007 was a 53-week year
(2)	Twenty-Six week periods